SECURITIES AND EXCHANGE COMMISSION

                    Washington, D. C. 20549

                           FORM 15

      Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or
     Suspension of Duty to File Reports Under Sections 13 and
          15(d) of the Securities Exchange Act of 1934.

              Commission File Number  0-18263
                                      -------

                      FORD HOLDINGS, INC.
      (Exact name of registrant as specified in its charter)

                     The American Road
                  Dearborn, Michigan 48121
                      (313) 322-3000
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

          9-1/4% Guaranteed Notes due July 15, 1997
          9-1/4% Guaranteed Notes due March 1, 2000
          9-3/8% Guaranteed Debentures due March 1, 2020
      (Title of each class of securities covered by this Form)

                             None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [ ]     Rule 12h-3(b)(1)(ii)    [ ]
Rule 12g-4(a)(1)(ii)    [ ]     Rule 12h-3(b)(2)(i)     [ ]
Rule 12g-4(a)(2)(i)     [ ]     Rule 12h-3(b)(2)(ii)    [ ]
Rule 12g-4(a)(2)(ii)    [ ]     Rule 15d-6              [ ]
Rule 12h-3(b)(1)(i)     [X]

Approximate number of holders of record as of the certification or notice date: 214 (assuming all of the above-listed securities are considered to be one class)

     Pursuant to the requirements of the Securities Exchange
Act of 1934 Ford Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person:

DATE: February 29, 1996               BY: /s/Peter Sherry, Jr.
      ----------------------              ----------------------
                                          Peter Sherry, Jr.
                                          Assistant Secretary


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